Via Edgar

August 8, 2016

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Matthew Crispino, Staff Attorney Mitchell Austin, Staff Attorney

RE:	MassRoots, Inc.
Amendment No. 4 to the Registration Statement on Form S1
Filed August 8, 2016
File No. 333210672

Gentlemen:

On behalf of MassRoots, Inc. (the “Company”), we are writing to respond to the comments provided verbally on August 5, 2016 by the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 3 to its Registration Statement on Form S1 filed with the Commission on August 2, 2016 (the “Registration Statement”). The Company’s explanations below relate to those comments. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed Amendment No. 4 to the Registration Statement with the Commission ( the “Amendment”). Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Based on a discussion with the staff of the Commission on August 5, 2016, the Company has revised the cover page of the Registration Statement to indicate that the securities being registered in the Registration Statement are to be offered on a delayed or continuous basis pursuant to the Rule 415 under the Securities Act. The Company has also revised the cover page of the prospectus contained in the Registration Statement and the sections therein entitled “The Offering” and “Plan of Distribution” to clarify that the public offering price of the securities being registered in the Registration Statement will be fixed for the duration of the offering. A copy of the Amendment reflecting all changes made by the Company to the Registration Statement is attached for reference.

If you have any questions relating to any of the foregoing, please contact the undersigned at (212) 9083958.

Respectfully,

/s/ Peter J. Gennuso

Peter J. Gennuso

Copy to: Isaac Dietrich